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05008912

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corporation

*CURRENT ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1116 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/13/05

82-1116

SHARP

ARLS
3-31-05

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2005

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

(The information for the year ended March 31, 2005 is unaudited)

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1.Results for the Year Ended March 31, 2005

(1) Results of Operation

Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change
Year Ended March 31, 2005	2,539,859	+12.5%	151,020	+24.1%
Year Ended March 31, 2004	2,257,273	+12.7%	121,670	+22.3%

	Net Income	Percent Change	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity
Year Ended March 31, 2005	76,845	+26.6%	70.04	69.60	7.9%
Year Ended March 31, 2004	60,715	+86.3%	55.37	54.73	6.6%

Note:(1) Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2005 ; 589 million yen
March 31, 2004 ; 988 million yen

(2) Average number of shares outstanding for the year ended March 31, 2005 ; 1,090,942,665 shares
for the year ended March 31, 2004 ; 1,090,143,643 shares

(3) Accounting changes : None

(4) The percentage figures for net sales, operating income and net income represent the percentage of increase or decrease against the previous year.

(2) Financial Position

Millions of Yen

	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share (Yen)
As of March 31, 2005	2,385,026	1,004,326	42.1%	920.09
As of March 31, 2004	2,150,250	943,532	43.9%	864.77

Note: Number of shares outstanding as of March 31, 2005 ; 1,091,075,615 shares
as of March 31, 2004 ; 1,090,672,007 shares

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents Ending Balance
Year Ended March 31, 2005	219,198	(259,008)	57,541	295,312
Year Ended March 31, 2004	249,618	(169,446)	(68,961)	277,623

(4) Consolidated Subsidiaries and Companies Accounted for on the Equity Method

Number of consolidated subsidiaries : 47 companies (Name of major subsidiaries: Sharp Electronics Marketing Corp., Sharp Electronics Corporation<USA>, etc.)
Number of nonconsolidated subsidiaries accounted for on the equity method: 1 company (Name of subsidiary: Kalyani Sharp India Ltd.<India>)
Number of affiliates accounted for on the equity method: 10 companies (Name of major affiliates: Sharp- Roxy (Hong Kong) Ltd., etc.)

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidation (Addition): 3 companies (Sharp Electronics (Shanghai) Co.,Ltd., Sharp Technical Components (Wuxi) Co.,Ltd., Sharp Microelectronics Technology (Malaysia) Sdn. Bhd.)
(Exclusion): 1 company (Sharp Electronics Ges.M.B.H. <Austria>)
Application of the equity method: No change

2.Forecast for the Year Ending March 31, 2006

Millions of Yen

	Net Sales	Operating Income	Net Income
Year Ending March 31, 2006	2,750,000	160,000	87,000

Note: Forecast for net income per share ; 79.74 yen

Management Policy

1. Basic Management Policy

Sharp Group's business creed is based on the principles of "Sincerity and Creativity". Our aim is to inspire all our daily work with these principles so that we can earn the appreciation of people everywhere, and make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

(1) Efforts to Become an Environmentally Advanced Company

Sharp is embracing the high ideals of contributing to the environment through its unique proprietary technologies, and our target is to become an environmentally advanced company. More specifically, we have set our new corporate goal to "be a no global warming burden company" by 2010. In order to achieve this, we will place further emphasis on our photovoltaic power generation business which creates clean energy. We will also enhance development of environmentally friendly products and promote production activities that cause the least environmental burden.

(2) Enhance Our Spiral Strategy

Our "Spiral Strategy" is how Sharp creates highly distinctive products through the use of our original devices. Sharp has achieved solid growth under this strategy. We will continue to strengthen the development of original cutting-edge devices such as LCDs, our core competence. By employing these devices, we will accelerate creation of unique products which meet the needs of a new era. Through these efforts, we are committed to become a "valued one-of-a-kind company", a company which realizes stable growth by winning the ever-intensifying global competition.

(3) Corporate Social Responsibility

Over the years, Sharp has been contributing to society through the creation of unique products and services. We pride ourselves on having practiced environmentally friendly business activities and also on having been engaged in various social activities. In recent times, amid increasing awareness of social responsibility for corporate activities and higher expectations from the general public, we are aiming to be a company that earns an even greater level of trust from its stakeholders across the globe, through a variety of CSR endeavors.

(4) Implementing a Human Resources Strategy to Raise the Quality of Employees and Organizational Performance

In an effort to improve the quality of individual and organizational performance, to support the implementation of our business strategy, Sharp will take measures to strengthen human resource management. This includes expanding and improving our core personnel development policies, putting into place a results-oriented compensation system that is closely linked to an individual's performance, reforming our personnel system, and building a foundation for productive work that brings job satisfaction. Through these efforts, corporate competitiveness shall be further improved.

By deploying such a business strategy, we are aiming to improve ROE (return on equity) and free cash flow, as the main management indicators in terms of profitability, shareholder value, and efficiency of capital utilization. We are also continuing to focus on controlling our return on investment in all our business divisions based on "profit after capital cost" (PCC), which is calculated by subtracting the cost of invested capital from NOPAT (net operating profit after income taxes).

3. Basic Policy on Distribution of Earnings

Sharp considers distributing profits to shareholders to be one of the most important management issues. While maintaining consistently stable dividend pay-outs, and while carefully considering our business performance and financial situation in a comprehensive manner, we have implemented a set of policies to return profits to our investors, such as increasing the amount of periodic dividends. For fiscal 2004, we intend to distribute a year-end dividend of 10 yen per share. Since we have already distributed an interim dividend of

10 yen per share, the total annual dividend will be 20 yen per share, an increase of 2 yen over the previous year. With this dividend increase, our dividends will have been raised for 5 consecutive years. As an effort to improve shareholder value, we consider buying back outstanding shares when the situation allows and holding the shares as treasury stock. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures.

4. Concept and Policy Regarding Reducing the Share Trading Unit Size

Sharp recognizes that increasing the number of individual shareholders is a critical issue from the standpoint of our capital management. For this reason, in addition to increasing the level of profits returned to shareholders, we have taken measures to create business reports that are easy for individual shareholders to understand and to expand information resources that are accessible by the Internet. We consider reducing the share trading unit size to be a measure that would be useful in reinvigorating the stock market as a whole. We will deal with this issue through careful consideration regarding such factors as the price of Sharp Corporation stock and shareholder composition.

5. Concept of Corporate Governance and Status of Policy Implementation

(1) Concept of Corporate Governance

Sharp has always been a manufacturing and technology oriented company. In an effort to further strengthen our manufacturing competency, we are committed to making speedy managerial decisions. Because the business activities of Sharp corporation are clearly bounded by the development, production and sales of products, as well as devices, and further, because there is strong interrelation between them, we believe that having all Directors holding operational responsibility at the division level make decisions after consulting with one another serves to clarify their reciprocal managerial responsibilities and facilitates nimble, responsive business execution. We intend to further strengthen the current Board of Directors/Corporate Auditors System, which allows management and manufacturing divisions to work very closely, enabling the business to expand. Through this system we will enhance corporate governance.

We set the term of office of our Directors at one year so that Directors are elected annually by shareholders. We are also working to facilitate the voting process, including adopting an earlier date for convening the Ordinary General Meeting of Shareholders and enabling Internet proxy voting, as well as posting the Notice of Convocation in English on our Web site as a reference document.

As a framework to enable corporate governance to function effectively, we have adopted a "Sharp Charter of Conduct" as a concrete policy statement of action in conformity with our corporate code of ethics. We commit ourselves to further enhancing the awareness of all executives and employees regarding compliance with the laws and statutes of Japan and of the foreign countries in which we do business.

We are increasing management transparency by broadening the scope of the information disclosed, so that all shareholders and investors are able to have access to corporate information promptly.

(2) Status of Policy Implementation Related to Corporate Governance

1) Management organization related to decision-making, execution and supervision, and other corporate governance systems of the company:

- To improve management maneuverability and flexibility, and to clearly articulate the responsibilities of company management during each accounting period, the term of office for members of the Board of Directors is set at one year.
- In addition to the regular monthly meetings of our Board of Directors, extraordinary meetings of the Board are convened as necessary. During these meetings, the Board makes decisions related to matters stipulated by law and to management-related matters of importance, thereby exercising its on-going oversight responsibility over the business and affairs of the corporation. In addition to our Board of Directors, Sharp has established the Executive Management Committee, where matters of importance related to corporate management and operational control are discussed and reported. Through this system, executive decisions are made promptly.
- Sharp has appointed no outside corporate directors to our Board of Directors. However, we continue to work to improve and strengthen our Corporate Auditors System, and three of our four corporate auditors are outside auditors.

- Sharp has three internal auditing divisions: one in charge of Sharp Corporation, one in charge of Sharp group companies in Japan, and one in charge of Sharp group companies overseas. Through audits of such matters as the integrity of compliance with public laws and regulations and Sharp company rules, these divisions work to protect company assets and raise operational efficiency.
- For risk management, Sharp has established the CSR Promotion Department within the Management Planning Board in October 2003 to handle matters related to CSR for the entire Sharp group. With the implementation of CSR, as well as BRM (business risk management), which had been introduced prior to creation of the CSR Promotion Department, we have established a stronger and more comprehensive risk management system.
- KPMG Azsa & Co., Sharp's independent auditors, carries out periodic accounting auditing and provides us with proposals for continuous improvement in our administrative operations. Below are the certified public accountants who carry out the audits.

Designated partner	Engagement partner	Hiroshi Sonoki
Designated partner	Engagement partner	Masataka Nakao
Designated partner	Engagement partner	Hiroshi Miura

- Under the audit contract Sharp signed with KPMG AZSA & Co., compensation related to audit certification (including that portion of the audit falling under the Law for Special Provisions to the Commercial Code Concerning Audits) was 98 million yen. Compensation other than the aforementioned was 81 million yen.
- Sharp receives timely advice in cases involving legal decisions from its corporate attorneys.

2) Summary of personal, capital, and business relationships, and other interests of outside corporate directors and outside auditors existing between the companies involved:

- No outside directors are appointed to our Board of Directors. There are no relevant matters relating to our outside auditors.

3) Implementation of measures intended to improve and enhance corporate governance of the company in the past year:

- The 110th Ordinary General Meeting of Shareholders was convened on June 24, 2004, five days earlier than the June 29th date on which the shareholder's meetings of companies whose fiscal year ends on March 31st are typically held. And, in an effort to improve and enhance information disclosure to our stakeholders, particularly for those who could not attend the meeting, we posted the main questions and answers, and a video presentation of the main part of the meeting on our Web site during the three months following the shareholder's meeting.
- In fiscal 2004, the Board of Directors held 12 meetings. In addition to deciding matters stipulated by law and matters of importance related to management, the Board carried out its oversight responsibility over the business and affairs of the corporation.
- In fiscal 2004, the Board of Corporate Auditors held 15 meetings at which it formulated its annual audit policy and passed judgment on the validity of the independent auditors' auditing operations and performance. The Board also conducted hearings on the company's activities and performance from management, and exchanged information and opinions on such matters as auditing (on-site auditing) results and the progress of deliberations of important meetings.

6. Items Related to the Parent Company

Sharp has no parent company.

Operating Results and Financial Position

1. Fiscal 2004 in Review

In Japan, fiscal 2004 started with such positive economic factors as increases in exports and corporate investment. However, towards the end of the period, exports weakened and production decreased, reflecting inventory adjustment centering on IT related areas. These resulted in a slowdown in the economy. Overseas, the US and Asian economies continued a steady expansion. Recovery has been seen in European economies.

During fiscal 2004, Sharp group took assertive initiatives through the introduction of one-of-a-kind products and through the development of proprietary devices which support the creation of these one-of-a-kind products. We consistently focused on making highly distinctive products and devices, which drove fiscal 2004 growth. The following are examples of our efforts made during this fiscal year:

In the Consumer/Information Products business, we worked to further expand sales of LCD color TVs. We enhanced the product line-up of large-size LCD color TVs by introducing such models as a 45-inch HDTV with a built-in terrestrial digital tuner and full-spec high definition LCD panel. Other efforts included an enhancement of unique products, such as 3G mobile phones equipped with our original high-value added LCDs, and an Electric Superheated Steam Oven which roasts food using water in the form of superheated steam. In the Electronic Components business, we strived to expand LCD business. For large-size LCDs, we increased production capacity at the Kameyama Plant to secure stable supplies for TV panels. For small- and medium-size LCDs, we strengthened sales of LCDs for mobile terminals. Focus was placed especially on System LCDs. As for photovoltaic power systems, we continued to promote the business globally. One example of our efforts was an expansion of production capacity of solar cells in response to growing worldwide demand.

As a result, the current fiscal year recorded domestic net sales of 1,329.7 billion yen, up 16.3% from the previous year, and overseas net sales of 1,210.1 billion yen, up 8.7%, for a total of 2,539.8 billion yen, up 12.5%. Operating income was 151.0 billion yen, up 24.1% from the previous year. Net income was 76.8 billion yen, up 26.6%.

Regarding cash flow, net cash provided by operating activities was 219.1 billion yen, while net cash used in investing activities was 259.0 billion yen. Net cash provided by financing activities was 57.5 billion yen. As a result, cash and cash equivalents at the end of the period were 295.3 billion yen, an increase of 17.6 billion yen from the previous year end.

We plan to declare an annual dividend for fiscal 2004 of 20 yen per share, an increase of 2 yen per share over the previous year. Since an interim dividend of 10 yen per share has already been paid, we plan to propose a year-end dividend of 10 yen at the 111th Ordinary General Meeting of Shareholders.

Operating results by product group are as follows:

Consumer/Information Products

Sales of Audio-Visual and Communication Equipment were 972.5 billion yen, up 16.1% over the previous year. Sales of LCD color TVs, mainly for large-size models, and 3G mobile phones increased, contributing to the overall sales increase.

Sales of Home Appliances were 212.0 billion yen, up 1.7% over the previous year. Despite such negative market conditions as intensifying competition and a fall in price, our uniquely featured products contributed to the growth.

Sales of Information Equipment were 416.3 billion yen, up 6.0% over the previous year. Solid sales were recorded for copier/printers centering on digital color copiers, which more than offset sales declines of PCs.

Electronic Components

Sales of ICs were 140.9 billion yen, down 17.0% from the previous year. Sales of flash memory decreased due to a fall in price, resulting in lower overall sales.

Sales of LCDs were 543.8 billion yen, up 28.9% over the previous year. Sales of LCD color TV panels increased due to expanded production capacity at the Kameyama Plant. Sales of high-value added panels for mobile terminals, mainly for mobile phones, also increased. These contributed to an overall sales increase.

Sales of Other Electronic Components were 254.2 billion yen, up 11.9% over the previous year. Sales of photovoltaic power systems, the key business of the group, recorded a significant increase.

2. Forecast for Fiscal 2005

As for the outlook for fiscal 2005, while Japanese economy is expected to maintain moderate recovery, some uncertainties are to be seen, such as increasing raw materials prices, including crude oil prices, which will depress corporate profits, and decreasing exports due to a deceleration of the global economy.

In an effort to achieve further growth, Sharp group is strengthening its one-of-a-kind strategy, as we work to improve profitability and get the maximum value out of the company.

In the Consumer/Information products business, we will work to further improve the competitiveness of LCD color TVs in anticipation of the full-scale arrival of the digital high-definition TV era. This is to be accomplished through realizing higher-resolution pictures, and more advanced features of LCD color TVs. Innovation in production design and manufacturing technologies, as well as thorough cost reduction, will be also implemented for this purpose. One-of-a-kind products in other business areas will be also upgraded. These include our 3G mobile phones, which will become more sophisticated through the use of our original device technologies, and our unique, health-conscious and environmentally-friendly home appliances. In the Electronic Components business, we will engage in enhancing our line of original devices through the following measures. To further expand our LCD business, we aim to increase sales of panels for large-size LCD color TVs by making the fullest use of high-efficient production systems and increased production capacity at our Kameyama Plant. Other measures include an increase of production capacity for System LCDs to meet bourgeoning demands for mobile terminals. We will continue our efforts to upgrade System LCDs. In Photovoltaic Power Systems, we will work to improve competitiveness through increasing production capacity, improving the conversion efficiency and slashing costs.

In addition to these efforts, we will continuously seek innovation in production technologies and promote value engineering in order to achieve further growth. A global business structure will be established for efficient sales operations and marketing activities best suited to every region in the world. Lastly, we will continue to take initiatives proactively to fulfill our commitment to society, which include conducting business in an environmentally responsible manner, complying with laws and statues and ensuring product safety and quality.

The following are the forecasts for fiscal 2005:

Net sales	2,750.0 billion yen	+ 8.3 % over the previous fiscal year
Operating income	160.0 billion yen	+ 5.9 % over the previous fiscal year
Net income	87.0 billion yen	+ 13.2 % over the previous fiscal year

The above figures are based on an exchange rate of ¥105 =US$1.00 for fiscal 2005.

The company also plans to declare an annual dividend for fiscal 2005 of 20 yen per share (interim and year-end dividend of 10 yen each), the same level as the previous year.

Note:
*The above estimates of operating results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual operating results may differ significantly from these estimates. The following factors may influence the figures for final reported business results.

- Significant changes in the political and economic situation in major markets (Europe, North America, Asia and Japan)
- Sudden, rapid fluctuations in product supply or demand in major markets
- Large swings in foreign exchange markets (particularly in the yen/US dollar and euro markets)
- Significant fluctuations in valuation in capital markets
- Sudden, rapid changes in technology, etc.

**The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan. In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

Millions of Yen

	Year Ended March 31, 2005		Year Ended March 31, 2004		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	972,563	38.3	837,390	37.1	+ 135,173	+16.1
Home Appliances	212,064	8.3	208,473	9.2	+ 3,591	+1.7
Information Equipment	416,310	16.4	392,833	17.4	+ 23,477	+6.0
Consumer/Information Products	1,600,937	63.0	1,438,696	63.7	+ 162,241	+11.3
I C s	140,915	5.6	169,754	7.5	- 28,839	-17.0
LCDs	543,804	21.4	421,741	18.7	+ 122,063	+28.9
Other Electronic Components	254,203	10.0	227,082	10.1	+ 27,121	+11.9
Electronic Components	938,922	37.0	818,577	36.3	+ 120,345	+14.7
Total	2,539,859	100.0	2,257,273	100.0	+ 282,586	+12.5
Domestic	1,329,711	52.4	1,143,548	50.7	+ 186,163	+16.3
Overseas	1,210,148	47.6	1,113,725	49.3	+ 96,423	+8.7

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Millions of Yen

	Year Ended March 31, 2005		Year Ended March 31, 2004		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	2,539,859	100.0	2,257,273	100.0	+ 282,586	+ 12.5
Cost of Sales	1,959,658	77.2	1,713,118	75.9	+ 246,540	+ 14.4
Selling, General and Administrative Expenses	429,181	16.9	422,485	18.7	+ 6,696	+ 1.6
Operating income	151,020	5.9	121,670	5.4	+ 29,350	+ 24.1
Other Income (Expenses)						
Interest and dividends income	5,446	0.2	5,294	0.2	+ 152	+ 2.9
Interest expense	(5,724)	0.2	(5,844)	0.3	+ 120	- 2.1
Other, net	(22,558)	0.9	(18,400)	0.7	- 4,158	+ 22.6
	(22,836)	0.9	(18,950)	0.8	- 3,886	+ 20.5
Income before income taxes and minority interests	128,184	5.0	102,720	4.6	+ 25,464	+ 24.8
Income Taxes	50,431	2.0	41,714	1.9	+ 8,717	+ 20.9
Minority Interests in Income of Consolidated Subsidiaries	(908)	0.0	(291)	0.0	- 617	+ 212.0
Net Income	76,845	3.0	60,715	2.7	+ 16,130	+ 26.6

[Reference]

	(Year Ended March 31, 2005)	(Year Ended March 31, 2004)
Depreciation and Amortization	175,969	159,831
R&D expenditures	175,558	162,991

SHARP CORPORATION

CONSOLIDATED BALANCE SHEETS

Millions of Yen

	March 31, 2005	March 31, 2004	Increase Decrease
ASSETS			
Current Assets:			
Cash, Time deposits, and Short-term investments	392,121	369,924	+ 22,197
Notes and accounts receivable, less-Allowance for doubtful receivables	502,942	424,229	+ 78,713
Inventories	325,723	273,668	+ 52,055
Other current assets	99,827	80,314	+ 19,513
Total current assets	1,320,613	1,148,135	+ 172,478
Plant and Equipment, less Accumulated depreciation	833,882	760,797	+ 73,085
Investments and Other Assets	230,531	241,318	- 10,787
Total assets	2,385,026	2,150,250	+ 234,776
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt	364,551	215,577	+ 148,974
Notes and accounts payable	613,838	558,119	+ 55,719
Other current liabilities	201,132	176,319	+ 24,813
Total current liabilities	1,179,521	950,015	+ 229,506
Long-term Liabilities	192,291	248,798	- 56,507
Total liabilities	1,371,812	1,198,813	+ 172,999
Minority Interests	8,888	7,905	+ 983
Shareholders' Equity:			
Common stock	204,676	204,676	0
Capital surplus	262,283	262,140	+ 143
Retained earnings	605,440	550,894	+ 54,546
Net unrealized holding gains on securities	13,333	14,176	- 843
Foreign currency translation adjustments	(55,346)	(61,828)	+ 6,482
Less-Cost of treasury stock	(26,060)	(26,526)	+ 466
Total shareholders' equity	1,004,326	943,532	+ 60,794
Total liabilities, minority interests and shareholders' equity	2,385,026	2,150,250	+ 234,776

[Reference]

	(March 31, 2005)	(March 31, 2004)
Capital Investment	213,048	225,001
Interest-Bearing Debt	525,335	441,223

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of Yen

	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase Decrease
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	128,184	102,720	+ 25,464
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	169,359	151,408	+ 17,951
Interest and dividends income	(5,446)	(5,294)	- 152
Interest expense	5,724	5,844	- 120
Foreign exchange loss	1,101	2,171	- 1,070
Loss on sales and disposal of plant and equipment	12,805	11,921	+ 884
Increase in notes and accounts receivable	(48,579)	(72,258)	+ 23,679
(Increase) decrease in inventories	(47,762)	2,037	- 49,799
Increase in payable	79,538	95,728	- 16,190
Other, net	(19,811)	19,643	- 39,454
Total	275,113	313,920	- 38,807
Interest and dividends received	6,194	5,825	+ 369
Interest paid	(5,808)	(5,939)	+ 131
Income taxes paid	(56,301)	(64,188)	+ 7,887
Net cash provided by operating activities	219,198	249,618	- 30,420
Cash Flows from Investing Activities:			
Purchase of time deposits	(50,022)	(39,627)	- 10,395
Proceeds from redemption of time deposits	30,092	39,825	- 9,733
Purchase of short-term investments	(1,066)	(417)	- 649
Proceeds from sales of short-term investments	2,024	10,706	- 8,682
Acquisitions of plant and equipment	(270,414)	(183,155)	- 87,259
Proceeds from sales of plant and equipment	1,488	2,318	- 830
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(8,668)	(8,852)	+ 184
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	6,378	9,775	- 3,397
Loans made	(10,351)	(13,994)	+ 3,643
Proceeds from collection of loans	10,184	15,137	- 4,953
Other, net	31,347	(1,162)	+ 32,509
Net cash used in investing activities	(259,008)	(169,446)	- 89,562
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings, net	99,713	(38,980)	+ 138,693
Proceeds from long-term debt	25,514	15,898	+ 9,616
Repayments of long-term debt	(45,479)	(29,091)	- 16,388
Purchase of treasury stock	(364)	(4,474)	+ 4,110
Dividends paid	(21,792)	(17,422)	- 4,370
Other, net	(51)	5,108	- 5,159
Net cash provided by (used in) financing activities	57,541	(68,961)	+ 126,502
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,015)	(5,300)	+ 4,285
Net Increase in Cash and Cash Equivalents	16,716	5,911	+ 10,805
Cash and Cash Equivalents at Beginning of Year	277,623	271,712	+ 5,911
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	970	0	+ 970
Cash and Cash Equivalents Increased by Merger	3	0	+ 3
Cash and Cash Equivalents at End of Year	295,312	277,623	+ 17,689

SHARP CORPORATION

SEGMENT INFORMATION

Millions of Yen

	Year Ended March 31, 2005	Year Ended March 31, 2004
Information by business segment		
Net Sales		
Consumer/Information Products		
Customers	1,600,937	1,438,696
Intersegment	11,093	8,726
Total	1,612,030	1,447,422
Electronic Components		
Customers	938,922	818,577
Intersegment	258,393	185,920
Total	1,197,315	1,004,497
Elimination	(269,486)	(194,646)
Consolidated	2,539,859	2,257,273
Operating Income		
Consumer/Information Products	57,035	47,434
Electronic Components	93,520	73,971
Elimination	465	265
Consolidated	151,020	121,670
Information by geographic segment*		
Net Sales		
Japan		
Customers	1,626,944	1,458,875
Intersegment	629,484	513,287
Total	2,256,428	1,972,162
The Americas		
Customers	338,342	289,789
Intersegment	7,858	7,421
Total	346,200	297,210
Asia		
Customers	110,658	140,777
Intersegment	158,828	133,545
Total	269,486	274,322
Europe		
Customers	353,198	293,629
Intersegment	2,975	2,521
Total	356,173	296,150
Other		
Customers	110,717	74,203
Intersegment	167,929	106,257
Total	278,646	180,460
Elimination	(967,074)	(763,031)
Consolidated	2,539,859	2,257,273
Operating Income		
Japan	138,769	107,283
The Americas	2,544	1,335
Asia	2,653	3,185
Europe	1,947	3,226
Other	6,133	5,056
Elimination	(1,026)	1,585
Consolidated	151,020	121,670

* 1. Starting from this period, "Europe," which was previously included in "Other," is indicated as one of the geographic segments. Accordingly, results of the previous year have been reclassified.

2. Major countries or regions in each geographic segment are as follows.
   - (1) The Americas: U.S.A., Canada
   - (2) Asia: Malaysia, Thailand, Taiwan, Singapore, Indonesia
   - (3) Europe: Germany, U.K., Italy, Spain, France

SEGMENT INFORMATION

Millions of Yen

	Year Ended March 31, 2005	Year Ended March 31, 2004
Overseas sales*		
The Americas	372,184	308,807
Asia	207,186	279,161
Europe	407,455	330,772
Other	223,323	194,985
Total	1,210,148	1,113,725

* 1. Overseas sales indicate the sales of Sharp Corporation and its consolidated subsidiaries made to customers located in countries or regions outside Japan.

2. Major countries or regions in each geographic segment are as follows.
   - (1) The Americas: U.S.A., Canada, Central and South America
   - (2) Asia: South Korea, Taiwan, Singapore, Malaysia, Phillipines
   - (3) Europe: Germany, U.K., Italy, Spain, France
   - (4) Other: China, Middle East, Oceania, Africa

June 3, 2005

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 111th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as the "Company") as per the description below.

DESCRIPTION

1. Date and Time : Thursday, June 23, 2005, at 10:00 a.m.

2. Place : Our company building at 22-22, Nagaike-cho, Abeno-ku, Osaka

3. Purpose of the Meeting :

Report :

1. The Business Report, Balance Sheets and Statements of Income for the 111th Term (from April 1, 2004 to March 31, 2005)

2. Consolidated Balance Sheets, Consolidated Statements of Income and Audit of the Consolidated Accounts by the Independent Auditors and the Board of Corporate Auditors for the 111th term (from April 1, 2004 to March 31, 2005)

Resolution :

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 111th Term

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

Proposal No.3: Election of 25 Directors of the Company

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

[Attachment 1]

BALANCE SHEETS (based on non-consolidated results)

As of March 31, 2005

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**913,357**	**Current Liabilities**	**862,180**
Cash and deposits	333,738	Notes payable	10,279
Notes receivable	149	Accounts payable	404,076
Accounts receivable	317,447	Short-term borrowings	27,501
Finished goods	41,894	Current portion of straight bonds	40,000
Raw materials, supplies and work in process	96,480	Commercial paper	130,000
Prepaid expenses	1,169	Accounts payable-other	95,522
Deferred tax assets	27,698	Accrued expenses	82,788
Non-trade accounts receivable	65,093	Accrued income taxes	30,702
Other current assets	29,723	Advances and deposits received	14,822
Allowance for doubtful receivables	- 38	Accrued employees' bonuses	22,600
		Accrued product warranty	3,410
		Other current liabilities	477
Fixed Assets	**1,030,154**	**Long-term Liabilities**	**107,119**
Tangible Fixed Assets	**708,374**	Straight bonds	50,000
Buildings	218,497	Long-term borrowings	40,001
Structures	13,076	Allowance for severance and pension benefits	17,118
Machinery and equipment	297,426	**Total Liabilities**	**969,300**
Vehicles and carriers	184	**SHAREHOLDERS' EQUITY**	
Tools and furniture	41,209	**Common Stock**	**204,675**
Land	49,959	**Capital Surplus**	**262,283**
Construction in progress	88,019	Additional paid-in capital	261,415
Intangible Fixed Assets	**30,638**	Other capital surplus	867
Patent, trade mark and rights to use facilities	1,272	Gains on sales of treasury stock	867
Software	29,366	**Retained Earnings**	**520,676**
Investments and Other Assets	**291,141**	Legal reserve	26,115
Investments in securities	70,098	Reserve for special depreciation	7,357
Investments in subsidiaries	163,507	Deferred capital gains on sales of property	4,745
Long-term prepaid expenses	22,290	Severance benefits reserve	1,756
Deferred tax assets	32,252	Dividend reserve	2,900
Other fixed assets	2,993	General reserve	395,950
Allowance for doubtful receivables	- 2	Unappropriated retained earnings	81,853
		Net Unrealized Holding Gains on Securities	**12,636**
		Treasury Stock	**- 26,060**
		Total Shareholders' Equity	**974,211**
Total Assets	**1,943,511**	**Total Liabilities and Shareholders' Equity**	**1,943,511**

[Attachment 2]

STATEMENTS OF INCOME (based on non-consolidated results)

For the year ended March 31, 2005

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		2,084,928
Cost of sales		1,731,931
Selling, general and administrative expenses		228,105
Operating income		124,891
Non-operating income and expenses		
Non-operating income		45,573
Interest and dividends income	11,545	
Other income	34,028	
Non-operating expenses		44,777
Interest expenses	2,698	
Other expenses	42,079	
Recurring Profit		**125,687**
Special Items		
Special income		436
Gain on sales of tangible fixed assets	436	
Special losses		12,642
Loss on sales and disposal of tangible fixed assets	12,642	
Income before Income Taxes		**113,480**
Corporate income, inhabitant and business taxes		50,900
Adjustment to income taxes		- 7,100
Net Income		**69,680**
Unappropriated retained earnings carried forward		23,084
Interim dividends		10,911
Unappropriated Retained Earnings at End of Year		**81,853**

[Attachment 3]

CONSOLIDATED BALANCE SHEETS

As of March 31, 2005

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**1,320,613**	**Current Liabilities**	**1,179,521**
Cash and deposits	370,618	Notes and accounts payable-trade	519,691
Notes and accounts receivable-trade	451,091	Banker's acceptances payable	80
Securities	21,503	Short-term borrowings	136,595
Inventories	325,723	Current portion of straight bonds	51,600
Deferred tax assets	44,579	Commercial paper	165,737
Other current assets	111,680	Accrued income taxes	35,850
Allowance for doubtful receivables	- 4,581	Accrued employees' bonuses	31,700
		Accrued product warranty	6,171
		Other current liabilities	232,097
Fixed Assets	**1,064,413**	**Long-term Liabilities**	**192,291**
Tangible Fixed Assets	**833,882**	Straight bonds	66,800
Buildings and structures	550,368	Long-term borrowings	63,165
Machinery and vehicles	1,093,746	Allowance for severance and pension benefits	25,009
Equipment	411,333	Other long-term liabilities	37,317
Land	52,474	**Total Liabilities**	**1,371,812**
Construction in progress	89,870	**Minority Interests**	**8,888**
Less-Accumulated depreciation	- 1,363,909	**SHAREHOLDERS' EQUITY**	
Intangible Fixed Assets	**37,527**	**Common Stock**	**204,676**
Patent, trade mark and rights to use facilities	4,556	**Capital Surplus**	**262,283**
Software	32,971	**Retained Earnings**	**605,440**
Investments and Other Assets	**193,004**	**Net Unrealized Holding Gains on Securities**	**13,333**
Investments in securities	122,815	**Foreign Currency Translation Adjustments**	**- 55,346**
Deferred tax assets	38,101	**Treasury Stock**	**- 26,060**
Other fixed assets	33,509		
Allowance for doubtful receivables	- 1,421	**Total Shareholders' Equity**	**1,004,326**
Total Assets	**2,385,026**	**Total Liabilities, Minority Interests and Shareholders' Equity**	**2,385,026**

[Attachment 4]

CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2005

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		2,539,859
Cost of sales		1,959,658
Selling, general and administrative expenses		429,181
Operating income		151,020
Non-operating income and expenses		
Non-operating income		25,192
Interest and dividends income	5,446	
Other income	19,746	
Non-operating expenses		35,701
Interest expenses	5,724	
Other expenses	29,977	
Recurring Profit		**140,511**
Special Items		
Special income		478
Gain on sales of tangible fixed assets	478	
Special losses		12,805
Loss on sales and disposal of tangible fixed assets	12,805	
Income before Income Taxes and Minority Interests		**128,184**
Corporate income, inhabitant and business taxes		62,795
Adjustment to income taxes		- 12,364
Minority interests in income of consolidated subsidiaries		908
Net Income		**76,845**

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Number of the voting rights of all shareholders : 1,085,518

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 111th Term

Considering results for the term and business development in the future etc., we recommend that retained earnings be appropriated as stated following the proposed appropriation of retained earnings.

Regarding the dividends for the term, in order to respond to the continuing support from shareholders, we recommend that there be an annual dividend of ¥20 per share, which is an increase of ¥2 per share compared to the dividends paid for the previous term. Since we have already paid interim dividends of ¥10 per share on December 1, 2004, we recommend that the year-end dividend be ¥10 per share.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year	81,853,408,941
Reversal of deferred capital gains on sales of property	98,000,000
Total	81,951,408,941
The above sum shall be disposed of as follows:	
Dividends	10,910,756,150
(¥10 per share)	
Bonuses to Directors and Corporate Auditors	440,000,000
(Directors' bonus)	(409,000,000)
(Corporate Auditors' bonus)	(31,000,000)
Reserve for special depreciation	2,368,000,000
General reserve	46,000,000,000
Total	59,718,756,150
Unappropriated retained earnings carried over	22,232,652,791

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

1. Reasons for Amendment:

Because of the enforcement of the Law Concerning Amendments to Certain Provisions of the Commercial Code as of April 1, 2002 (Law No. 128 of 2001), share-purchase warrants were introduced and the regulations concerning convertible bonds were incorporated into those concerning bonds with share-purchase warrants. Due to the September 30, 2004, maturity of our Series12 unsecured convertible bonds, we will delete Article 34 of the Articles of Incorporation, which provided the timing for conversion of convertible bonds and the dividends thereof. Article 35 will be moved up and renumbered accordingly.

2. Contents of Amendment

The contents of the proposed amendment are as follows:

(Amended portions underlined)

Current Articles of Incorporation	After the Proposed Amendment
(Date of conversion of convertible bonds and payment of dividend) Article 34 As to the payment of the first dividend and interim dividend on shares to be issued as a consequence of the conversion of a convertible bond, any conversion requested at any time during the period from April 1 of each year to September 30 of the same year shall be deemed to have been made on April 1 and that requested at any time during the period from October 1 of each year to March 31 of the following year shall be deemed to have been made on October 1.	(Deleted)
Articles 35 (Omitted)	Articles 34 (Same as the current Articles of Incorporation)

Proposal No.3: Election of 25 Directors of the Company

The term of office of all Directors (25 Directors) will expire at the close of this Ordinary General Meeting. We recommend that 25 Directors be elected.

The candidates for the Directors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Katsuhiko Machida	June 22, 1943	President
2	Hiroshi Saji	April 28, 1941	Corporate Senior Executive Vice President Chief General Administration Officer
3	Akihiko Kumagai	December 15, 1941	Corporate Senior Executive Director and Group General Manager of Human Resources Group
4	Toshishige Hamano	July 28, 1946	Corporate Senior Executive Director and Group General Manager of International Business Group
5	Masaaki Ohtsuka	December 7, 1942	Corporate Senior Executive Director and Group General Manager of Domestic Sales and Marketing Group
6	Akira Mitarai	January 2, 1942	Corporate Senior Executive Director Chief Environmental Protection Officer

Name of Candidates		Date of Birth	Current Position
7	Shigeo Nakabu	February 12, 1947	Corporate Senior Executive Director and Group General Manager of Sales and Marketing Group Electronic Components and Devices
8	Kenji Ohta	February 21, 1948	Corporate Senior Executive Director Chief Technology Officer
9	Masafumi Matsumoto	October 18, 1948	Corporate Senior Executive Director Communication Systems Business
10	Yoshiaki Ibuchi	January 12, 1947	Corporate Executive Director and Group General Manager of Digital Document Systems Group
11	Mikio Katayama	December 12, 1957	Corporate Executive Director LCD Business
12	Toshio Adachi	July 20, 1948	Corporate Executive Director and Group General Manager of Tokyo Branch
13	Takashi Nakagawa	June 10, 1945	Corporate Director and General Manager of Management Planning Board
14	Itsuro Kato	March 12, 1947	Corporate Director and Group General Manager of Appliance Systems Group
15	Yoshiki Sano	December 20, 1949	Corporate Director and Group Deputy General Manager of Sales and Marketing Group Electronic Components and Devices
16	Takashi Okuda	August 19, 1953	Corporate Director and Group General Manager of Audio-Visual Systems Group
17	Tetsuo Onishi	June 18, 1954	Corporate Director and Group General Manager of Corporate Accounting and Control Group
18	Toshihiko Fujimoto	September 6, 1954	Corporate Director and Group Deputy General Manager of International Business Group (Americas) and Chief Executive Officer and Chairman of the Board of Sharp Electronics Corporation
19	Takuji Okawara	August 28, 1946	Corporate Director and Group General Manager of One-of-a-Kind Products Planning Group
20	Takashi Tomita	November 10, 1950	Corporate Director and Group General Manager of Solar Systems Group
21	* Takashi Nukii	December 19, 1949	Group General Manager of Integrated Circuits Group
22	* Toru Chiba	November 1, 1949	Group General Manager of Corporate Research and Development Group
23	* Shigeaki Mizushima	March 6, 1955	Group General Manager of AVC Liquid Crystal Display Group
24	* Kohichi Takamori	February 20, 1947	Group General Manager of Domestic Marketing Communication Products Group
25	* Yoshisuke Hasegawa	April 19, 1955	Group General Manager of Communication Systems Group

The asterisks (*) denote new candidates.

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

We recommend the payment of retirement remuneration to each of Messrs. Shigeo Misaka, Terumasa Yoneda, Keiichi Miyata, Yoichi Sakai and Hideaki Kamitsuma, the directors to be retired at the end of this Ordinary General Meeting, in a proper amount in conformity with our decided standard of payment of retirement remuneration, in order to compensate them for their services during their terms of offices.

As regards the retirement remuneration of the above retiring directors, we hope that you will delegate to the Board of Directors the authority to decide the appropriate amount, time and method of payment.

- End -